================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ______________

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                                 ______________

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                                (AMENDMENT NO._)*



                          JAVELIN PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    471894105
                                 (CUSIP Number)

                                  GEORG NEBGEN
                                 NGN CAPITAL LLC
                         369 LEXINGTON AVE., 17TH FLOOR
                        NEW YORK, NY 10017 (212) 972-0077
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 7, 2005
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
-------------------                     ---                    -----------------
CUSIP NO. 471894105                     13D                    PAGE 2 OF 8 PAGES
-------------------                     ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN Biomed Opportunity I, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     20-1073993
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,805,689
EACH
REPORTING      -----------------------------------------------------------------
PERSON          9   SOLE DISPOSITIVE POWER
WITH                0

--------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    1,805,689
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,805,689
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

-------------------                     ---                    -----------------
CUSIP NO. 471894105                     13D                    PAGE 3 OF 8 PAGES
-------------------                     ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN BioMed I, GP, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     20-1073886
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,805,689
EACH
REPORTING      -----------------------------------------------------------------
PERSON          9   SOLE DISPOSITIVE POWER
WITH                0

--------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    1,805,689
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,805,689
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

-------------------                     ---                    -----------------
CUSIP NO. 471894105                     13D                    PAGE 4 OF 8 PAGES
-------------------                     ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A         MEMBER OF A GROUP
     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY             1,305,422
EACH
REPORTING      -----------------------------------------------------------------
PERSON          9   SOLE DISPOSITIVE POWER
WITH                 0

--------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    1,305,422
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,305,422
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

-------------------                     ---                    -----------------
CUSIP NO. 471894105                     13D                    PAGE 5 OF 8 PAGES
-------------------                     ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN Capital, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     20-0116564
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A         MEMBER OF A GROUP
     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            3,111,111
EACH
REPORTING      -----------------------------------------------------------------
PERSON          9   SOLE DISPOSITIVE POWER
WITH                0

--------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    3,111,111
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,111,111
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

-------------------                     ---                    -----------------
CUSIP NO. 471894105                     13D                    PAGE 6 OF 8 PAGES
-------------------                     ---                    -----------------

Item 1. Security and Issuer
---------------------------
This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Javelin Pharmaceuticals, Inc., a corporation incorporated under the laws of the State of Delaware ("Javelin," the "Company," or the "Issuer"). The principal executive office of the Issuer is located at 130 West 42nd Street, 12th Floor, New York, New York 10036.


Item 2. Identity and Background
-------------------------------
(a) This Statement is being filed by (1) NGN Biomed Opportunity I, L.P. ("NGN Biomed Opportunity I"); (2) NGN BioMed I, GP, L.P. ("NGN GP") which is the sole general partner of NGN Biomed Opportunity I; (3) NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG ("NGN Biomed Opportunity I GmbH"); and (4) NGN Capital, LLC ("NGN Capital"), which is the sole general partner of NGN GP and the managing limited partner of NGN Biomed Opportunity I GmbH (each a "Reporting Person" and collectively, the "Reporting Persons").

(b) The residence or business address of each of the Reporting Persons is 369 Lexington Avenue, 17th Floor, New York, New York 10017.

(c) The principal business of NGN Biomed Opportunity I and NGN Biomed Opportunity I GmbH is investing in securities and other investment instruments. The principal business of NGN GP is to act as general partner of NGN Biomed Opportunity I. The principal business of NGN Capital is to act as the general partner of NGN GP and the managing limited partner of NGN Biomed Opportunity I GmbH.

(d)(e) During the last five years, none of the persons listed in Item 2(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NGN Biomed Opportunity I and NGN GP are Delaware limited partnerships. NGN Biomed Opportunity I GmbH is a German limited liability partnership. NGN Capital is a Delaware limited liability company.


Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------
On November 7, 2005 pursuant to that certain Securities Purchase Agreement dated as of November 3, 2005 by and among the Issuer, NGN Biomed Entities and the other investors named therein (the "Securities Purchase Agreement"), NGN Biomed Opportunity I acquired 1,805,689 shares of Common Stock of the Issuer and a common stock purchase warrant ("Warrant") to purchase 90,284 shares of Common Stock of the Issuer for a total purchase price of $4,062,800.00. The working capital of NGN Biomed Opportunity I was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

On November 7, 2005 pursuant to the Securities Purchase Agreement, NGN Biomed Opportunity I GmbH acquired 1,305,422 shares of Common Stock of the Issuer and a Warrant to purchase 65,271 shares of Common Stock of the Issuer for a total purchase price of $2,937,200.00. The working capital of NGN Biomed Opportunity I GmbH was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.


Item 4. Purpose of Transaction
------------------------------
The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions, the Reporting Persons may in the future acquire additional shares of Common Stock, or options or other derivative securities related to the Common Stock, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its shares of Common Stock, or options or other derivative securities related to the shares of Common Stock, in one or more transactions, in each case to the extent then permitted by applicable law and regulation.

NGN Biomed Opportunity I and NGN Biomed Opportunity I GmbH (collectively, the "NGN Entities") acquired its respective shares of Common Stock pursuant to the Securities Purchase Agreement. The Securities Purchase Agreement provides for the purchase and sale of an aggregate of 14,222,215 shares of Common Stock at a price per share of $2.25, and includes standard representations and warranties of the Issuer and the investors, as well as additional terms and conditions, including those set forth below. The representations and warranties will survive the closing. Javelin has agreed to indemnify the investors and specified related parties against damages with respect to breaches of the representations, warranties and covenants of Javelin in the Securities Purchase Agreement. The Securities Purchase Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and each investor. In addition, NGN Entities acquired warrants to purchase up to an aggregate of 155,556 shares of Common Stock exercisable at $2.25 per share for five years pursuant to the Securities Purchase Agreement.

COVENANTS

Javelin's affirmative covenants under the Securities Purchase Agreement include obligations related to providing the NGN Entities with a right of first refusal on future issuances of securities by Javelin; right to an have a representative observe and receive all materials provided to the Board of Directors and any committee thereof; listing, and maintenance of such listing, of its common stock on the Nasdaq National Market, Nasdaq SmallCap Market or the American Stock Exchange; removing the legends on the certificates representing the shares purchased by the investors (subject to liquidated damages if such removal is delayed); and providing information required by Rule 144 under the Securities Act of 1933.

-------------------                     ---                    -----------------
CUSIP NO. 471894105                     13D                    PAGE 7 OF 8 PAGES
-------------------                     ---                    -----------------

Javelin's negative covenants relate to obligations not to, without the prior consent of certain investors including the NGN Entities, enter into a transaction involving an acquisition by Javelin of another entity or of certain assets (regardless of the structure of the transaction); create any security with an equity component unless that security is junior to the Common Stock or, subject to specified exceptions, issue any equity securities; repurchase, redeem or pay dividends on any shares of capital stock (except for dividends or other distributions payable on the common stock solely in the form of additional shares of common stock); and until the first anniversary of the date the registration statement covering the shares issued pursuant to the Securities Purchase Agreement, effect any stock split or reclassification of the Common Stock.

REGISTRATION RIGHTS

Javelin has agreed, pursuant to a Registration Rights Agreement dated as of November 7, 2005 by and among the Issuer, the NGN Entities and the other investors (the "Registration Rights Agreement"), to prepare and file within 30 days of closing a registration statement with the Commission covering the resale of 113% of the shares of common stock issued pursuant to the Securities Purchase Agreement and upon exercise of the Warrants (the "Registrable Securities") for an offering to be made on a continuous basis pursuant to Rule 415. Subject to the terms of this Agreement, and shall use its best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to the 60th calendar day following November 7, 2005 (the "Required Effective Date"). However, if the registration statement received Commission review, the Required Effective Date shall be the earlier to occur of (i) the fifth business day after the Commission advises the Company that it has no further comments on the Registration Statement and (ii) the 120th calendar day after the date hereof. The Company shall use its best efforts to keep such registration statement continuously effective under the Securities Act until all Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the affected holders (the "Effectiveness Period").

If: (i) a registration statement is not filed on or prior to its Filing Date (if the Company files a registration statement without affording the holders the opportunity to review and comment on the same as required, the Company shall not be deemed to have satisfied this clause (i)), or (ii) the Company fails to file with the Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act, within five (5) trading days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a registration statement will not be "reviewed," or not subject to further review, or (iii) prior to its Required Effective Date, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such registration statement after the receipt of comments by or notice from the Commission that such amendment is required in order for a registration statement to be declared effective, or (iv) a registration statement filed or required to be filed is not declared effective by the Commission by its Required Effective Date, or (v) after the Required Effective Date, a registration statement ceases for any reason to remain continuously effective as to all Registrable Securities for which it is required to be effective, or the holders are not permitted to utilize the prospectus therein to resell such Registrable Securities for 10 consecutive calendar days but no more than an aggregate of 15 calendar days during any 12-month period (which need not be consecutive trading days) (any such failure or breach being referred to as an "Event", and for purposes of clause (i) or (iv) the date on which such Event occurs, or for purposes of clause (ii) the date on which such five trading day period is exceeded, or for purposes of clause (iii) the date which such 10 calendar day period is exceeded, or for purposes of clause (v) the date on which such 10 or 15 calendar day period, as applicable, is exceeded being referred to as "Event Date"), then in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date until the applicable Event is cured, the Company shall pay to each Holder an amount in cash or, at the election of the certain investors, in shares of Common Stock, as partial liquidated damages and not as a penalty, equal to 1% of the aggregate purchase price paid by such holder pursuant to the Securities Purchase Agreement for any Registrable Securities then held by such holder. If the Company fails to pay any partial liquidated damages pursuant to this provision in full within seven days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent it deems advisable.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------

(a) (b) As of the date of this Statement, NGN Biomed Opportunity I is the record holder of 1,805,689 shares of Common Stock (the "NGN Biomed Opportunity I Shares") and NGN Biomed Opportunity I GmbH is the record holder of 1,305,422 shares of Common Stock (the "NGN Biomed Opportunity I GmbH Shares"). As sole general partner of NGN Biomed Opportunity I, NGN GP along with NGN Capital, the sole general partner of NGN GP, may be deemed to beneficially own the NGN Biomed Opportunity I Shares. As the sole managing limited partner of NGN Biomed Opportunity I GmbH, NGN Capital may be deemed to beneficially own the NGN Biomed Opportunity I GmbH Shares. By virtue of the relationship among NGN Biomed Opportunity I, NGN Biomed Opportunity I GmbH, NGN GP and NGN Capital, each of the Reporting Persons may be deemed to share the power to direct the disposition and vote of the NGN Biomed Opportunity I Shares and the NGN Biomed Opportunity I GmbH Shares, for an aggregate of 3,111,111 shares of Common Stock (the "Record Shares"). The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-1(b)(ii)(H). Each Reporting Person also expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except for the shares, if any, such Reporting Person holds of record.

The Record Shares represent approximately 7.7% of the Common Stock outstanding, based upon (i) 40,404,976 shares of Common Stock reported by the Issuer to be outstanding as of November 7, 2005 in a Current Report on Form 8-K filed on November 10, 2005.

       (c) None of the Reporting Persons has effected any transactions in the shares of Common Stock in the past sixty days, other than the transactions described herein.

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CUSIP NO. 471894105                     13D                    PAGE 8 OF 8 PAGES
-------------------                     ---                    -----------------

       (d) Not applicable.

       (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

Except for the Securities Purchase Agreement, the Registration Rights Agreement, the Warrants and the transactions described in this Schedule, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits
----------------------------------------

Exhibit 1.     Agreement of Joint Filing

Exhibit 2. Securities Purchase Agreement, dated as of November 3, 2005, by and among Javelin Pharmaceuticals, Inc., and the investors set forth therein and incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on November 11, 2005.

Exhibit 3. Registration Rights Agreement, dated as of November 7, 2005, by and among Javelin Pharmaceuticals, Inc. and each of the shareholders set forth therein and incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Commission on November 11, 2005.

Exhibit 4. Common Stock Purchase Warrant, dated as of November 7, 2005, by and between Javelin Pharmaceuticals, Inc. and each of the NGN Biomed Entities and incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Commission on November 11, 2005 and exercisable for the number of shares as set forth below:

               NGN Biomed Opportunity I, L.P. - 90,284 shares of Common Stock NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG - 65,271 shares of Common Stock

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date: November 17, 2005

NGN BIOMED OPPORTUNITY I, L.P.

By:  NGN Biomed I GP, L.P., its General Partner

By:  NGN Capital LLC, its General Partner

By:  /s/ Georg Nebgen
     ------------------------------
     Georg Nebgen, Ph.D.,
     Managing Member



NGN BIOMED OPPORTUNITY I GMBH & CO. BETEILIGUNGS KG

By:  NGN Capital, LLC, its Managing Limited Partner

By:  /s/ Georg Nebgen
     ------------------------------
     Georg Nebgen, Ph.D.
     Managing General Partner



NGN BIOMED I GP, L.P.

By:  NGN Capital LLC, its General Partner

By:  /s/ Georg Nebgen
     ------------------------------
     Georg Nebgen, Ph.D.,
     Managing Member



NGN CAPITAL LLC

By:  /s/ Georg Nebgen
     ------------------------------
     Georg Nebgen, Ph.D.,
     Managing Member

                                    Exhibit 1
                                    ---------

                            AGREEMENT OF JOINT FILING
                            -------------------------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Javelin Pharmaceuticals, Inc.

EXECUTED this 17th day of November, 2005.


NGN BIOMED OPPORTUNITY I, L.P.

By:  NGN Biomed I GP, L.P., its General Partner

By:  NGN Capital LLC, its General Partner

By:  /s/ Georg Nebgen
     -----------------------------
     Georg Nebgen, Ph.D.,
     Managing Member



NGN BIOMED OPPORTUNITY I GMBH & CO. BETEILIGUNGS KG

By:  NGN Capital, LLC, its Managing Limited Partner

By:  /s/ Georg Nebgen
     -----------------------------
     Georg Nebgen, Ph.D.
     Managing General Partner



NGN BIOMED I GP, L.P.

By:  NGN Capital LLC, its General Partner

By:  /s/ Georg Nebgen
     -----------------------------
     Georg Nebgen, Ph.D.,
     Managing Member



NGN CAPITAL LLC

By:  /s/ Georg Nebgen
     -----------------------------
     Georg Nebgen, Ph.D.,
     Managing Member